FORM 52 – 109F2R
CERTIFICATION OF REFILED INTERIM FILINGS

This certificate is being filed on the same date that PolyMet Mining Corp. (the "issuer") has refiled the interim financial statements for the interim period ended July 31, 2009.

I, Joseph Scipioni, President and Chief Executive Officer of the issuer, certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD & A, (together, the “interim filings”) of the issuer for the interim period ended July 31, 2009.

2.

No Misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal controls over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer and I have, as at the end of the period covered by the interim filings:

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

	(i)	material information relating to the issuer, is made known to us by others, particularly during the period in which the interim filings are being prepared, and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control Framework: The control framework of the issuer’s other certifying officer and I used to design the issuer’s ICFR is Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework.

5.2	N/A

5.3	N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its MD&A any change in the issuer’s ICFR that occurred during the period beginning on May 1, 2009 and ended on July 31, 2009 that materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Dated: November 16, 2009

“Joseph Scipioni” (signed)
Joseph Scipioni
President and Chief Executive Officer